OLSHAN
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP

                                                               PARK AVENUE TOWER
                                                             65 EAST 55TH STREET
                                                        NEW YORK, NEW YORK 10022
                                                         TELEPHONE: 212.451.2300
                         December 22, 2005               FACSIMILE: 212.451.2222

                                                               WWW.OLSHANLAW.COM

                                                       DIRECT DIAL: 212-451-2252
                                               EMAIL: KSCHLESINGER@OLSHANLAW.COM

Office of Mergers & Acquisitions
Securities and Exchange Commission
Judiciary Plaza 450 Fifth Street, N.W.

Washington, D.C. 20549
Attention: Jeffrey B. Werbitt
Attorney Adviser

         RE:      UNITED CAPITAL CORP.
                  SCHEDULE TO-FILED ON DECEMBER 5, 2005
                  AMENDMENT NO. 1 TO SCHEDULE TO-FILED ON DECEMBER 20, 2005
                  FILE NO. 005-05625
                  ------------------

Dear Mr. Werbitt:

     We acknowledge receipt of the letter of comment dated December 21, 2005 from the Staff (the "Comment Letter") with regard to the above-referenced matter. We have reviewed the Comment Letter with United Capital Corp. (the
"Company") and provide the following in response on the Company's behalf. The responses are numbered to coincide with the numbering of the Comment Letter.
Capitalized terms used herein and not separately defined have the meanings given to them in the Offer to Purchase, as amended.

CONDITIONS TO THE OFFER: WAIVER OF CONDITIONS, PAGE 25

1.   AS WE NOTED IN PRIOR COMMENT 8, YOUR CONDITIONS MUST BE DRAFTED WITH
     SUFFICIENT SPECIFICITY TO ALLOW FOR OBJECTIVE VERIFICATION THAT THE
     CONDITIONS HAVE BEEN SATISFIED. PLEASE CONTINUE TO AMEND YOUR DISCLOSURE TO
     AVOID THE REFERENCE TO EVENTS THAT "INDIRECTLY" AFFECT THE OFFER. AS
     DRAFTED, IT WOULD BE DIFFICULT FOR A SECURITY HOLDER TO DETERMINE WHETHER
     CONDITIONS UTILIZING THE TERM "INDIRECTLY" HAVE BEEN "TRIGGERED."

          We have revised Section 5 of the Offer to Purchase to amend the disclosure to avoid the reference to events that "indirectly" affect the
     Offer. Accordingly, Section 5 of the Offer to Purchase is amended to read in its entirety as follows:

     5. CERTAIN CONDITIONS OF THE OFFER

          Notwithstanding any other provision of the Offer, the Company shall not be required to accept for payment or purchase or pay for any
          Shares tendered and may terminate or amend the Offer or may postpone the acceptance for payment of, or the payment for, Shares tendered, if at any time on or after the commencement date but on or before the
          Expiration Date, any of the following events shall have occurred

December 22, 2005

          which  makes it  inadvisable  to  proceed  with the Offer or with such acceptance for purchase or payment:

     (a)  There shall have occurred (i) the commencement or material escalation of a war, armed hostilities or other international or national calamity involving the United States, (ii) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market, (iii) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iv) a decline in the last sales price of the Shares of more than 15% as reported on AMEX measured from the close of business on December 5, 2005, (v) any change in the general political, market, economic or financial conditions in the United States or abroad that has a material adverse significance with respect to the Company's business, operations or prospects or the trading in the Shares, or (vi) any decline in the Dow
          Jones Industrial Average of more than 15%, measured from the close of business on December 5, 2005; or

     (b)  There shall have been instituted or pending any action or proceeding by any government or governmental authority or regulatory or administrative agency, domestic or foreign, or by any other person, domestic or foreign, before any court or governmental authority or regulatory or administrative agency, domestic or foreign, (i)
          challenging or seeking to make illegal, or delay or otherwise prohibit the making of the Offer, the acceptance for payment of or payment for some or all of the Shares by the Company, or (ii) that has a material adverse effect on the business, financial condition, income, operations or prospects of the Company or its subsidiaries taken as a whole; or

     (c)  There shall have been any action pending or taken or approval withheld or any statute, rule, regulation, judgment or order or injunction proposed, sought, enacted, enforced, promulgated, amended, issued or deemed applicable to the Offer or the Company or any of its subsidiaries by any court, governmental authority or regulatory or administrative agency, domestic or foreign, that will, result in any of the consequences referred to in clauses (i) or (ii) of paragraph
          (b) above; or

     (d)  A tender or exchange offer for some or all of the Shares (other than the Offer) or a proposal with respect to a merger, consolidation or

December 22, 2005

          other business combination with or involving the Company or any subsidiary shall have been made by another person; or

     (e)  Any entity, person or "group" (as that term is used in Section
          13(d)(3) of the Exchange Act) shall have acquired beneficial ownership of more than 5% of the outstanding Shares, or any new group shall have been formed which beneficially owns more than 5% of the outstanding
          Shares;

     (f)  Any change or changes shall have occurred in the business, assets, liabilities, condition (financial or otherwise), operations, results of operations or prospects of the Company or its subsidiaries that have a material adverse significance with respect to the Company or its subsidiaries; or

     (g)  The purchase of Shares pursuant to the Offer would result in there being less than 300 shareholders of record of the Shares or would result in the Shares being delisted from AMEX.

     The foregoing conditions are for the sole benefit of the Company and may be asserted by the Company in its sole discretion regardless of the circumstances giving rise to any such conditions, or may be waived by the
     Company, in its sole discretion, in whole or in part at any time. The failure by the Company at any time to exercise its rights under any of the foregoing conditions shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances; and each such right shall be deemed an ongoing right which may be asserted at any time prior to the Expiration Date.

     Any determination by the Company concerning the events described in this
     Section shall be final and binding on all parties.

December 22, 2005

CERTAIN FEDERAL INCOME TAX CONSEQUENCES, PAGE 28

     2.   WE REFER YOU TO PRIOR COMMENT 14. THIS SECTION SHOULD DISCLOSURE THE
          MATERIAL TAX CONSEQUENCES OF THE TRANSACTION TO SECURITY HOLDERS. IN
          THIS REGARD, WE NOTE THAT YOU DISCLOSE THAT "[T]HE SALE OF SHARES WILL
          BE GENERALLY TREATED AS `NOT ESSENTIALLY EQUIVALENT TO A DIVIDEND."
          PLEASE REMOVE QUALIFYING WORDS SUCH AS "GENERALLY" OR REVISE THE
          DISCLOSURE TO CLARIFY WHY YOU ARE NOT CERTAIN OF THE MATERIAL FEDERAL
          TAX CONSEQUENCES.

               We have revised Section 13 of the Offer to Purchase to remove the qualifying words such as "generally." Accordingly, Section 13 of the
          Offer to Purchase will be amended to read in its entirety as follows:

          13. MATERIAL FEDERAL INCOME TAX CONSEQUENCES

               The discussion below provides material Federal income tax
               consequences of a sale of Shares pursuant to the Offer by a
               United States person (a United States citizen or resident alien, a domestic corporation, a domestic partnership or a domestic trust or estate). Certain stockholders (including insurance companies, tax-exempt organizations, financial institutions or insurance companies, financial institutions or broker dealers, foreign stockholders and stockholders who have acquired their
               Shares upon the exercise of options or otherwise as compensation)
               will be subject to special rules not discussed below.

               This discussion does not reflect any tax laws of any jurisdiction other than the Federal income tax laws of the United States. IT
               IS RECOMMENDED THAT EACH STOCKHOLDER CONSULT HIS OWN TAX ADVISOR
               AS TO THE PARTICULAR TAX CONSEQUENCES TO HIM OF A SALE OF SHARES
               PURSUANT TO THE OFFER, INCLUDING THE APPLICABILITY AND EFFECT OF
               ANY STATE, LOCAL, FOREIGN OR OTHER TAX LAWS, ANY RECENT CHANGES
               IN APPLICABLE TAX LAWS AND ANY PROPOSED LEGISLATION.

               The sale of Shares pursuant to the Offer will be a taxable transaction for Federal income tax purposes and a taxable
               transaction under applicable state, local, foreign or other tax laws. The Federal income tax consequences to a stockholder will vary depending upon the stockholder's particular facts and circumstances.

December 22, 2005

               Under Section 302 of the Internal Revenue Code of 1986, as
               amended (the "Code"), a sale of Shares pursuant to the Offer will be treated as a "sale or exchange" if the sale of Shares (a) is
               "substantially disproportionate" with respect to the stockholder,
               (b) results in a "complete redemption" of all of the stock of the
               Company owned by the stockholder or (c) is "not essentially equivalent to a dividend" with respect to the stockholder.

               The sale of Shares will be "substantially disproportionate" if the percentage of the outstanding Shares actually and
               constructively owned by the stockholders satisfies the following three requirements:

               (i)  after the sale, the stockholder owns less than 50% of the total combined voting power of all classes of outstanding
                    stock entitled to vote;

               (ii) the stockholder's percentage of the total outstanding voting stock immediately after the purchase is less than 80% of the stockholder's percentage of the total outstanding voting
                    stock immediately before the purchase; and

               (iii) the stockholder's percentage of outstanding common stock
                    (whether voting or non-voting) immediately after the
                    purchase is less than 80% of the stockholder's percentage of outstanding common stock (whether voting or non-voting)
                    immediately before the purchase.

               The sale of Shares will be deemed to result in a "complete redemption" if either (a) all the Shares actually and
               constructively owned by the stockholder are sold pursuant to the
               Offer or (b) all the Shares actually owned by the stockholder are sold pursuant to the Offer and the stockholder is eligible to waive (and effectively waives) constructive ownership of any other Shares under procedures described in Section 302 of the
               Code.

               Whether the sale will be considered as "not essentially
               equivalent to a dividend" depends on the particular stockholder's facts and circumstances, including whether the sale results in a
               "meaningful reduction" of the Stockholder's proportionate
               interest in the Company. It is recommended that any stockholder intending to rely upon the "not essentially equivalent to a

December 22, 2005

               dividend" test consult such stockholder's own tax advisor as to its application in the stockholder's particular situation.

               In determining whether any of the above tests are satisfied, a stockholder must take into account not only Shares which are actually owned by the stockholder, but also Shares which are constructively owned by the stockholder within the meaning of
               Section 318 of the Code.

               Under Section 318, a stockholder is deemed to own Shares actually owned, and in some cases constructively owned, by certain related individuals and entities. A stockholder is also deemed to own
               Shares which the stockholder has the right to acquire by exercise of an option or conversion or exchange of a security. An
               individual stockholder is considered to own Shares owned directly or indirectly by or for his spouse and his children,
               grandchildren and parents.

               In addition, a stockholder is considered to own a proportionate number of Shares owned by trusts or estates in which the
               stockholder has a beneficial interest, by partnerships in which the stockholder is a partner and by corporations in which the stockholder owns directly or indirectly 50% or more in value of the stock. Similarly, shares directly or indirectly owned by beneficiaries of estates or trusts, by partners of partnerships and, under certain circumstances, by stockholders of corporations are considered owned by these entities.

               If any of the above tests under Section 302 of the Code is satisfied, the stockholder will recognize a gain (or loss) in the amount by which the purchase price received by the stockholder pursuant to the Offer is greater (or less) than the stockholder's tax basis in the Shares sold. The recognized gain or loss will be capital gain or loss if the Shares are held as a capital asset, and will be long-term capital gain or loss if the Shares have been held for longer than one (1) year.

               If none of the above tests under Section 302 of the Code are satisfied, the stockholder will be treated as having received a dividend in the amount of the cash received for the Shares sold pursuant to the Offer. In the case of a dividend, the
               stockholder's tax basis in the Shares sold will not reduce the amount of the dividend. The stockholder will be taxed on the full amount of cash received for the Shares sold pursuant to the
               Offer.

December 22, 2005

                  Proration of the Offer, pursuant to which fewer than all of the Shares tendered may be purchased by the Company, will
                  adversely affect a stockholder's ability to satisfy the above tests under Section 302 of the Code. An increase in the number of Shares purchased by the Company will also adversely affect a stockholder's ability to satisfy these tests. As described above, the Company may increase the total number of Shares accepted by up to 2% of the outstanding Shares without prior notice and without extending the tender period. See Section 1 for information regarding proration and conditional tenders and Section 3 for information concerning withdrawals. It is recommended that stockholders consult their tax advisors with respect to the effects of proration or an increase in the
                  number of Shares purchased by the Company and with respect to the advisability of making a conditional tender or a
                  withdrawal of Shares.

                  A stockholder will be considered as having received a payment for Shares tendered pursuant to the Offer at the time a
                  payment is received by the Depositary as agent for the
                  stockholder.

                  Any income which is treated as a dividend received by a
                  domestic corporation pursuant to the rules described above will be eligible for certain percentage dividends-received deductions under Section 243 of the Code, subject to
                  applicable limitations, including those relating to
                  "debt-financed portfolio stock" under Section 246A of the Code and the 46-day holding period requirement of Section 246 of the Code. Any amount treated as a dividend to a corporate
                  stockholder may constitute an "extraordinary dividend" subject to the provisions of Section 1059 of the Code. Under Section
                  1059 of the Code, a corporate stockholder must reduce the tax basis of its stock (but not below zero) by the portion of any
                  "extraordinary dividend" which is deducted under the dividends received deduction and, if such portion exceeds the
                  stockholder's tax basis for the stock, must treat any such excess as additional gain on the subsequent sale or other
                  disposition of such shares. Except as may otherwise be
                  provided in regulations in the case of any redemption of stock which is not pro rata as to all stockholders, any amount
                  treated as a dividend under the rules of Section 302 is
                  treated as an extraordinary dividend regardless of the
                  stockholder's holding period or the amount of the dividend. It is recommended that corporate stockholders consult their own tax advisors particularly as to the application of Section
                  1059 to the Offer.

December 22, 2005

                  The Depositary will be required to withhold 28% of the gross proceeds paid to a stockholder or other payee pursuant to the
                  Offer unless either (a) the stockholder provides the
                  stockholder's taxpayer identification number and certifies under penalties of perjury that such number is correct; (b)
                  the stockholder certifies that he is awaiting a taxpayer
                  identification number; or (c) an exception applies under
                  applicable law and regulations. Therefore, unless such an
                  exception exists and is proved in a manner satisfactory to the
                  Company and the Depositary, each tendering stockholder is
                  required to complete and sign the Substitute Form W-9 included in the Letter of Transmittal, so as to provide the information and certification necessary to avoid backup withholding.

          We believe we have been responsive to the Staff's comments. If you have any questions, please contact the undersigned at (212) 451-2252, Steven
Wolosky at (212) 451-2333 or Jonathan Deblinger at (212) 451-2392.

                                            Very truly yours,

                                            /s/ Kenneth Schlesinger

cc: Steven Wolosky, Esq.
    Jonathan Deblinger, Esq.
    Anthony J. Miceli